                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6)*

                         DREYER'S GRAND ICE CREAM, INC.
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    26187810
                                 (CUSIP Number)

         James H. Ball, Esq.                    with a copy to:
         Senior Vice President, Secretary       Mary Ellen Kanoff, Esq.
           and General Counsel                  Latham & Watkins
         Nestle Holdings, Inc.                  633 West Fifth Street
         c/o Nestle USA, Inc.                   Suite 4000
         800 North Brand Boulevard              Los Angeles, California  90071
         Glendale, California  91203            (213) 485-1234
         (818) 549-7050

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 14, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

                                  SCHEDULE 13D

-------------------------------------------------      -------------------------
              CUSIP No. 26187810
-------------------------------------------------      -------------------------


--------------------------------------------------------------------------------
        1    NAME OF PERSON
               NESTLE HOLDINGS, INC.

--------------------------------------------------------------------------------

        2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*           (a) [ ]



                                                                       (b) [ ]


--------------------------------------------------------------------------------
        3    SEC USE ONLY

--------------------------------------------------------------------------------
        4    SOURCE OF FUNDS*
               AF
--------------------------------------------------------------------------------
        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [ ]
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
        6    CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
--------------------------------------------------------------------------------
                                             7    SOLE VOTING POWER
                                                    4,056,008
NUMBER OF                           --------------------------------------------
SHARES                                       8    SHARED VOTING POWER
BENEFICIALLY                                        0
OWNED BY EACH                       --------------------------------------------
REPORTING                                    9    SOLE DISPOSITIVE POWER
PERSON WITH                                         4,056,008
                                    --------------------------------------------
                                            10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
       11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
               4,056,008
--------------------------------------------------------------------------------
       12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
             EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
       13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               28.1%
--------------------------------------------------------------------------------
       14    TYPE OF PERSON REPORTING*
               CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT



                                               Page 2 of 5 Pages

                                                   SCHEDULE 13D

-------------------------------------------------      -------------------------
              CUSIP No. 26187810
-------------------------------------------------      -------------------------


--------------------------------------------------------------------------------
        1    NAME OF PERSON
             NESTLE S.A.

--------------------------------------------------------------------------------

        2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*           (a) [ ]



                                                                       (b) [ ]


--------------------------------------------------------------------------------
        3    SEC USE ONLY

--------------------------------------------------------------------------------
        4    SOURCE OF FUNDS*
             AF
--------------------------------------------------------------------------------
        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [ ]
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
        6    CITIZENSHIP OR PLACE OF ORGANIZATION
              SWITZERLAND
--------------------------------------------------------------------------------
                                             7    SOLE VOTING POWER
                                                    4,056,008
NUMBER OF                           --------------------------------------------
SHARES                                       8    SHARED VOTING POWER
BENEFICIALLY                                        0
OWNED BY EACH                       --------------------------------------------
REPORTING                                    9    SOLE DISPOSITIVE POWER
PERSON WITH                                         4,056,008
                                    --------------------------------------------
                                            10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
       11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
               4,056,008
--------------------------------------------------------------------------------
       12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
             EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
       13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               28.1%
--------------------------------------------------------------------------------
       14    TYPE OF PERSON REPORTING*
               CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT



                                Page 3 of 5 Pages

                  This Amendment No. 6 amends the Schedule 13D previously filed by Nestle Holdings, Inc., a Delaware corporation ("Holdings") and Nestle S.A., a corporation organized under the laws of Switzerland ("Nestle") on May 16, 1994, as amended and restated by Amendment No. 1 to Schedule 13D filed on June 16, 1994, as amended by Amendment No. 2 to Schedule 13D filed on October 5, 1994, as amended by Amendment No. 3 to Schedule 13D filed on April 7, 1995, as amended by Amendment No. 4 to Schedule 13D filed on March 12, 1997 and as amended and restated by Amendment No. 5 to Schedule 13D filed on June 17, 1997 (as so amended, the "Schedule 13D"), and relates to the shares of Common Stock, $1.00 par value per share (the "Shares"), of Dreyer's Grand Ice Cream, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The first sentence of the third paragraph of Item 6 of the
Schedule 13D is hereby amended and restated in its entirety as follows:

                  The Standstill Restrictions and the Transfer Restrictions terminate on the earlier of the tenth anniversary of Closing or one year after Holdings beneficially owns less than 1% of the Issuer's outstanding Shares on a Fully Diluted basis.

                  The fifth paragraph of Item 6 of the Schedule 13D is hereby deleted in its entirety.



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                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                              NESTLE HOLDINGS, INC.



                              By: /s/ James H. Ball
                                 -------------------------------------------
                                  Name:   James H. Ball
                                  Title:  Senior Vice President and General
                                          Counsel



                              NESTLE S.A.



                              By: /s/ James H. Ball
                                 -------------------------------------------
                              James H. Ball, attorney-in-fact for
                              Name:   H.P. Frick
                              Title:  Senior Vice President and
                                      General Counsel of Nestle S.A.




Dated:  June 18, 1997




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